Filed by Berkshire Hathaway Inc.

pursuant to Rule 425 under the

Securities Act of 1933

Subject Company: Burlington Northern Santa Fe Corporation

Commission File No.: 1-11535

Following is a copy of a brochure that is being mailed to investors in connection with the proposed acquisition of Burlington Northern Santa Fe Corporation by Berkshire Hathaway Inc.

WE NEED YOUR SUPPORT

BNSF ®

Letter from BNSF Chairman, President and CEO Matthew K. Rose Dear BNSF Stockholder, Recently, we mailed you a copy of our Proxy Statement explaining the proposed acquisition of Burlington Northern Santa Fe Corporation by Berkshire Hathaway Inc. at $100 per share in value. We believe this transaction provides compelling value for our stockholders and will contribute to America’s growth and prosperity. The transaction will provide stockholders with a premium of 33% over the closing price on October 30, 2009, the last trading day prior to the execution of the merger agreement, and 37% over the average closing price of our stock for the 12 months ending October 30, 2009. We structured the transaction so that our stockholders can elect to receive cash and/or Berkshire Hathaway shares. Stockholders receiving Berkshire Hathaway shares can participate in BNSF’s ability to continue providing exceptional service to its customers and meeting the nation’s long-term transportation needs. Your Board of Directors unanimously believes that this acquisition is in the best interest of our stockholders. I urge you to vote FOR approval of this acquisition TODAY by using the enclosed proxy card to vote by touch-tone telephone, by Internet or by signing and returning the proxy card in the envelope provided. Your vote is important, no matter how many or how few shares you own. If you do not vote, it will have the same effect as a vote against the transaction. The special meeting of stockholders is scheduled for February 11, 2010. If you have any questions about the proposed merger or about how to vote your shares, please call Innisfree M&A Incorporated, the firm assisting us in the solicitation of proxies, toll-free at 877- 456- 3463. Sincerely, Matthew K. Rose BNSF Chairman, President and CEO On the cover: Warren Buffett, Chairman, Berkshire Hathaway Inc., with Matt Rose

A vote for the Berkshire Hathaway acquisition of BNSF is “...an all-in wager on the economic future of the United States.”— Warren Buffett ABOUT BERKSHIRE HATHAWAY:> Headquartered in Omaha, Nebraska> A holding company that owns (wholly or majority) more than 70 businesses internationally in sectors that include insurance and reinsurance; utilities and energy; manufacturing, service and retailing; and finance and financial products> Chairman and CEO: Warren Buffett

QUESTIONS AND ANSWERS: Why does Berkshire Hathaway want to What happens if I do not make an election or acquire BNSF? my election form is not received before the In Warren Buffett’s words, “Our country’s election deadline? future prosperity depends on its having an If you do not properly complete the election efficient and well-maintained rail system. form or do not submit it by the deadline, Conversely, America must grow and you will be deemed not to have made an prosper for railroads to do well. Berkshire’s election, and you will receive cash or shares $34 billion investment in BNSF is a huge of Berkshire Hathaway common stock as bet on that company, CEO Matt Rose and necessary to achieve as closely as practicable his team, and the railroad industry. Most a 60/40 cash-stock split (as described below), important of all, however, it’s an all-in wager taking into account cash and stock elections on the economic future of the United States. by all BNSF stockholders who make such I love these bets.” elections. For example, generally speaking, if stockholders in the aggregate elect more Will I receive the dividend that was declared than 60% cash, then stockholders who do for payment in January? What about the not make an election will receive stock. If first quarter 2010 dividend, if it is declared shares of Berkshire Class A common stock before the closing? are trading outside the collar (as described The fourth quarter 2009 dividend that was below), you will receive whichever form of declared in October will be paid in January, merger consideration has the higher value, as usual. If the BNSF Board of Directors subject to any proration and reallocation determines that a dividend is payable for the described below. first quarter of 2010, and the merger closes prior to when we would otherwise pay our When I elect the form of consideration first quarter dividend, we may accelerate the (between cash and Berkshire Hathaway payment of the dividend and pay a prorated common stock) that I wish to receive for each dividend based on the portion of the first of my shares of BNSF common stock, am I quarter dividend period that is completed guaranteed to receive the consideration I elect? prior to closing. No. Under the merger agreement, approximately 60% of the total merger How and when do I make an election consideration payable by Berkshire Hathaway regarding the merger consideration? to BNSF stockholders will be in the form of You will be mailed an election form prior cash and approximately 40% will be in the to the anticipated closing. To make a form of Berkshire Hathaway common stock. valid election, you must return a properly Accordingly, depending on the elections completed election form to the exchange made by all other BNSF stockholders, agent, which must be received no later than the cash and stock elections that each 5 p.m., Eastern Time, on the second business BNSF stockholder makes with respect to day prior to the anticipated closing. their shares may be subject to proration and reallocation to achieve as closely as practicable this 60/40 cash-stock split. BNSF cannot, therefore, assure you that you will receive your election choices.

How do I vote shares held in BNSF's 401(k) savings plans?

If you participate in any of BNSF's 401(k) savings plans, your proxy card permits you to direct the trustee how to vote your holdings. The trustees will vote shares for which they have not received direction in the same proportion as they vote directed shares. To direct the trustee how to vote, you must return your proxy card to the trustee so that it is received no later than 11:59 p.m. on February 8, 2010.

How does the "collar" work?

BNSF stockholders will receive a fixed dollar value ($100) of Berkshire Hathaway shares for each existing BNSF share for which they elect to receive stock consideration, as long as the average of the daily volume-weighted average trading prices per share of Berkshire Hathaway Class A common stock over the 10-trading-day period ending on the second full trading day prior to the closing (the "Class A average trading value") is between approximately $80,000 and $125,000. The exchange ratio is fixed at the end-points of the collar if the Class A average trading value moves beyond those limits. For example, if the Class A average trading value is $130,000 at the time of closing, stockholders will receive approximately 0.00080 shares ($100/$125,000) of Berkshire Hathaway stock for each BNSF share for which they elect to receive stock consideration, or stock worth approximately $104 (0.00080 x $130,000). Alternatively, if the Class A average trading value is $75,000 at the time of closing, stockholders will receive approximately 0.00125 shares ($100/$80,000) of Berkshire Hathaway stock for each BNSF share for which they elect to receive stock consideration, or stock worth approximately $94 (0.00125 x $75,000).

What stockholder vote is required to approve the merger?

Delaware law requires BNSF to obtain an affirmative vote of (i) at least two-thirds of the outstanding common stock not held by Berkshire Hathaway or any of its affiliates and associates and (ii) the holders of a majority of the outstanding BNSF common stock. Approval by Berkshire Hathaway's stockholders is not required.

Does it really matter if I vote?

YES—your vote is very important, no matter how many or how few shares you own. If you hold your shares in more than one account, you may receive more than one proxy card. We urge you to vote using each proxy card that you receive, in order to ensure that all your shares are represented at the special meeting. If you fail to vote your shares, it will have the same effect as a vote against the transaction.

For more information, please review the Proxy Statement previously sent to you, which can also be accessed at http://www.bnsf.com/investors/berkshire-hathaway/index.html.

FORWARD-LOOKING STATEMENTS Statements contained herein concerning projections or expectations of financial or operational performance or economic outlook, or concerning other future events or results, or which refer to matters which are not historical facts, are “forward-looking statements” within the meaning of the federal securities laws. Similarly, statements that describe BNSF’s or Berkshire Hathaway’s objectives, expectations, plans or goals are forward-looking statements. Forward-looking statements include, without limitation, BNSF’s or Berkshire Hathaway’s expectations concerning the marketing outlook for their businesses, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance. Forward-looking statements also include statements regarding the expected benefits of the proposed acquisition of BNSF by Berkshire Hathaway. Forward-looking statements involve a number of risks and uncertainties, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to: adverse changes in economic or industry conditions, both in the United States and globally; continuing volatility in the capital or credit markets and other changes in the securities and capital markets; changes affecting customers or suppliers; competition and consolidation in the industries in which BNSF and Berkshire Hathaway compete; labor costs and labor difficulties; developments and changes in laws and regulations; developments in and losses resulting from claims and litigation; natural events such as severe weather, fires, floods and earthquakes or acts of terrorism; changes in operating conditions and costs; and the extent of BNSF’s or Berkshire Hathaway’s ability to achieve their operational and financial goals and initiatives. In addition, the acquisition of BNSF by Berkshire Hathaway is subject to the satisfaction of the conditions to the completion of the acquisition and the absence of events that could give rise to the termination of the merger agreement for the acquisition, and the possibility that the acquisition does not close, and risks that the proposed acquisition disrupts current plans and operations and business relationships, or poses difficulties in employee retention. We caution against placing undue reliance on forward-looking statements, which reflect our current beliefs and are based on information currently available to us as of the date a forward-looking statement is made. We undertake no obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that we do update any forward-looking statements, no inference should be made that we will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from our forward-looking statements, including discussions of significant risk factors, may appear in BNSF’s or Berkshire Hathaway’s public filings with the Securities and Exchange Commission (the “SEC”), which are accessible at www.sec.gov, and which you are advised to consult. ADDITIONAL INFORMATION In connection with the proposed transaction, Berkshire Hathaway has filed with the SEC a registration statement that includes a definitive proxy statement of BNSF that also constitutes a prospectus of Berkshire Hathaway relating to the proposed transaction. On or about December 28, 2009, BNSF began mailing the definitive proxy statement/ prospectus to stockholders of record as of the close of business on December 18, 2009. Investors are urged to read the definitive proxy statement/prospectus (including any amendments and supplements) and any other relevant documents filed with the SEC because they contain important information about BNSF, Berkshire Hathaway and the proposed transaction. The registration statement and definitive proxy statement/prospectus and other documents relating to the proposed transaction can be obtained free of charge from the SEC’s Web site at www.sec.gov, Berkshire Hathaway’s Web site at www.berkshirehathaway.com and BNSF’s Web site at www.bnsf.com. In addition, these documents can also be obtained free of charge from Berkshire Hathaway upon written request to the Corporate Secretary or by calling 402-346-1400, or from BNSF upon written request to Linda Hurt or John Ambler or by calling 817-352-6452 or 817-867-6407.BNSF, Berkshire Hathaway and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction under the rules of the SEC. Information regarding the directors and executive officers of BNSF may be found in its 2008 Annual Report on Form 10-K filed with the SEC on February 13, 2009, and in its definitive proxy statement relating to its 2009 Annual Meeting of Stockholders filed with the SEC on March 16, 2009. Information regarding the directors and executive officers of Berkshire Hathaway may be found in its 2008 Annual Report on Form 10-K filed with the SEC on March 2, 2009, and in its definitive proxy statement relating to its 2009 Annual Meeting of Stockholders filed with the SEC on March 13, 2009. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants in the solicitation of proxies in connection with the proposed transaction can also be obtained from the registration statement and definitive proxy statement/prospectus filed with the SEC in connection with the proposed transaction, which may be obtained free of charge from the sources indicated above.

we need YOUR We believe this transaction provides compelling value for our stockholders and VOTE will contribute to America’s growth and prosperity. This transaction provides you, as a BNSF stockholder, with the opportunity to receive cash for your shares and/or to benefit from being part of the diversified financial entity of Berkshire Hathaway. Here are some important facts about the transaction:> $100 per share value* > You have the ability to continue to participate in the upside of> A 33% premium over the closing BNSF Railway through ownership price on October 30, 2009, the last in Berkshire Hathaway. trading day prior to the execution of the merger agreement.> Berkshire Hathaway views the> A 37% premium over the average acquisition of BNSF as a long-term closing price for the 12 months investment that will allow BNSF to ending October 30, 2009. continue to focus on the future needs of our railroad, our customers and> For each BNSF share, you can the U.S. transportation infrastructure. elect to receive either $100 in cash or an equivalent value in Berkshire Hathaway stock, subject to proration and reallocation, as more fully described in the Proxy Statement.** For more information on the calculation of the merger consideration, please review the Proxy Statement previously sent to you, which can also be accessed at http://www.bnsf.com/ investors/berkshire-hathaway/index.html vote FOR the ACQUISITION A vote FOR the acquisition provides compelling value to BNSF stockholders and continues BNSF’s long-term contributions to the nation’s prosperity. Vote FOR approval of this acquisition by following the simple instructions on the enclosed proxy card to vote by touch-tone telephone, by Internet or by signing and returning the proxy card in the envelope provided. Remember, not voting has the same effect as a vote against the transaction. Please vote TODAY! If you have any questions about the special meeting or how to vote your shares, please call our proxy solicitor, Innisfree M&A Incorporated, toll-free at 877-456-3463.